POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

General

The following information, prepared as at 11 December 2008, should be read in conjunction with the unaudited interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the period ended 31 October 2008 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and New York Stock Exchange Alternext US listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers west of the NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy when the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On 20 December 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel, and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals (palladium, platinum and gold).

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel, and 0.01 opt of precious metals.

PolyMet has transitioned into detailed engineering in preparation for the start of construction. This includes detailed planning for the construction phase, commencement of detailed design work, and scheduling long lead-time equipment. As a result of economic and financial market instability in the latter part of the three months ended 31 October 2008, there is some uncertainty about commodity prices, which could have an effect on both capital and operating costs as well as revenues, and delivery times for long lead-time equipment have shortened. In light of these developments, the Company has scaled back detailed engineering and design work that is not needed for permitting and has deferred placing orders for equipment.

Environment and Schedule

In January 2007, the Company submitted a Detailed Project Description (“DPD”) to state and federal regulators. The DPD lays out the Company’s development plans and proposed environmental safeguards. Since then, the Company has submitted a supplemental DPD as well as more than 100 supporting research studies. Independent environmental contractors (“the EIS Contractor”) retained by the Minnesota Department of Natural Resources (“MDNR”) are preparing the Environmental Impact Statement (“EIS”) for the Project.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project, comprising 19 chapters and major subchapters. The EIS Contractor delivered 14 of 19 chapters in early June 2008 and these chapters have been reviewed by other cooperating agencies participating in the EIS, and their comments have been incorporated into the draft EIS. PolyMet has delivered all of the technical information requested for the remaining 5 chapters related to water quality predictions.

Analysis of the water quality predictions was completed by early December and the State of Minnesota expects to complete the draft EIS before the end of December with official public notice marked by publication in the State’s Environmental Quality Board (EQB) Monitor in the first quarter of calendar 2009.

Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments. The issuance of a final EIS would allow the MDNR to issue environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Key Developments

On 5 February 2008, PolyMet announced that it has re-allocated responsibilities amongst its senior management team and was relocating its headquarters to Hoyt Lakes, Minnesota. William Murray, formerly President and CEO, was appointed Executive Chairman, and Joe Scipioni assumed Mr. Murray's former role as President and CEO. Ian Forrest, the former Chairman, continues to serve as an independent director and as Chairman of the Audit Committee.

On 19 February 2008, PolyMet announced that Frank Sims and Joe Scipioni had joined its board of directors.

On 12 June 2008, PolyMet announced the hiring of Paul Brunfelt as division manager responsible for concentrating and crushing activities.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

On 31 October 2008, the Company announced that it had completed the strategic partnership with Glencore AG (“Glencore”) announced on 4 September 2008.

Glencore will purchase PolyMet’s production of concentrates, metals or intermediate products at prevailing market terms for at least the first 5 years of production.

An aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and the Issuer.

The Debentures are exchangeable into common shares of PolyMet at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

US$7.5 million of the Debentures were issued on 31 October 2008. US$17.5 million of the Debentures will be issued in three tranches subject to expenditures being in material compliance with budget and other customary conditions. These funds will be used to complete critical engineering work and the final Environmental Impact Study (“EIS”) for PolyMet’s NorthMet Project.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

PolyMet has issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

On 31 October 2008, PolyMet also announced that Stephen Rowland had joined its board of directors. Mr. Rowland has been an executive with Glencore since 1988, having begun his career in mining and metals trading with Cargill, Incorporated in Minnesota.

DFS Update

On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (under twelve months) and reduced capital costs prior to first revenues ($312 million versus $380 million) despite the inclusion of an estimated $65 million of additional measures to protect the environment;
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs, including $20 million of additional environmental measures, will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on September 26, 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Results of Operations

For the three months ended 31 October 2008 (the “2009 third quarter”) compared to the three months ended 31 October 2008 (the “2008 third quarter”)

a) Loss for the Period:

During the three months ended 31 October 2008, the Company incurred a loss of $1,221,000 ($0.01 loss per share) compared to a loss of $374,000 ($0.00 loss per share) in the fiscal 2008 third quarter. The increase in the net loss for the period was primarily attributable to:

  An other than temporary impairment loss in the current period of $369,000 on an investment made by the Company in the prior year;
  A decrease in interest income to $8,000 (prior year period - $381,000) due to lower cash balances and interest rates, and
  A foreign exchange loss of $137,000 (prior year period – gain of $224,000) due to the strengthening of the U.S. dollar versus the Canadian dollar.

b) Cash Flows:

Cash provided by operating activities in the three months ended 31 October 2008 was $2,112,000 compared to cash used in the three months ended 31 October 2007 of $315,000. The variance in cash related to operating activities is primarily due to the reduction in interest income in the period and changes in working capital.

Cash provided by financing activities for the three months ended 31 October 2008 was $6,980,000 compared with cash used of $350,000 in the three months ended 31 October 2007. The 2009 third quarter activity was primarily due to the receipt of $7,500,000 from the first tranche of the Glencore convertible debt, partially offset by cash paid for related financing costs of $261,000 and scheduled repayment of $250,000 of debt (prior year period -$500,000). An additional $6,000 (prior year period - $165,000) was provided by the issuance of common shares on the exercise of stock options.

Cash used in investing activities for the three months ended 31 October 2008 was $5.779 million compared with $6.072 million in the three months ended 31 October 2007, with the decrease being primarily the result of higher engineering, project and environmental / permitting costs in the current year period, more than offset by the cash purchase of $489,000 of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period.

Total cash for the three months ended 31 October 2008 decreased by $911,000 for a balance of $5.485 million compared to the three months ended 31 October 2007 where cash decreased $6.737 million to a balance of $28.567 million.

c) Capital Expenditures:

During the three months ended 31 October 2008 the Company capitalized $8.732 million (2007 - $7.727 million) of costs primarily directly related to site activity, the draft EIS, accrual for Milestone 4 bonus shares and permitting as well as engineering and project planning.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

For the nine months ended 31 October 2008 compared to the nine months ended 31 October 2007

a) Loss for the Period:

During the nine months ended 31 October 2008, the Company incurred a loss of $3,750,000 ($0.03 loss per share) compared to a loss of $1,781,000 ($0.01 loss per share) in the prior year period. The increase in the net loss for the period was primarily attributable to:

  An other than temporary impairment loss of $1,272,000 on an investment made by the Company in the prior year;
  A decrease in interest income to $157,000 (prior year period - $892,000) due to lower cash balances and interest rates, and
  Foreign exchange translation losses of $195,000 (prior period – gain of $592,000) as the United States dollar strengthen against the Canadian dollar in the current period while it weakened in the prior year period.

General and Administrative expense in the nine months ended 31 October 2008 excluding non-cash stock based compensation expenses was $2,191,000 compared with $2,692,000 for the prior year period with the decrease due to lower legal costs and office and corporate wage expenses as a result of bonuses paid out in the prior year period. Stock-based compensation in the current period was $414,000 (prior period - $596,000).

b) Cash Flows:

Cash used in operating activities in the nine months ended 31 October 2008 was $2,809,000 compared to cash used in the nine months ended 31 October 2007 of $2,048,000. The variance is primarily due to the operating activity differences described above and changes in working capital.

Cash provided by financing activities for the nine months ended 31 October 2008 was $6.480 million compared with cash provided of $37.940 million in the nine months ended 31 October 2007. The current year activity was primarily due to the receipt of $7.5 million from the first tranche of the Glencore convertible debt, partially offset by cash paid for related financing costs of $261,000 and scheduled repayment of $1,150,000 of debt (prior year period -$1,500,000). An additional $426,000 (prior year period - $200,000) was provided by the issuance of common shares on the exercise of stock options. The prior year period activity included the issuance of common shares, primarily through a private placement, for cash of $39,523,000.

Cash used in investing activities for the nine months ended 31 October 2008 was $18.270 million compared with $16.222 million in the nine months ended 31 October 2007, with the increase being primarily the result of higher engineering, project and environmental / permitting costs in the current year period, partially offset by the cash purchase of $2.495 million of common shares of a publicly traded Canadian mining company whose primary business is the operation of a base metal mine in the prior year period.

Total cash for the nine months ended 31 October 2008 decreased by $14.599 million for a balance of $5.485 million compared to the prior year period where cash increased $19.607 million to a balance of $28.567 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

c) Capital Expenditures:

During the nine months ended 31 October 2008 the Company capitalized $21.975 million (2007 - $18.140 million) of costs primarily directly related to site activity, the draft EIS, accrual for Milestone 4 bonus shares and permitting as well as engineering and project planning costs.

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Oct. 31 2008 $	July 31 2008 $	Apr. 30 2008 $	Jan. 31 2008 $	Oct. 31 2007 $	July 31 2007 $	Apr. 30 2007 $	Jan. 31 2007 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(784)	(906)	(915)	(1,111)	(985)	(1,008)	(1,295)	(1,120)
Other Income (Expenses)	(437)	(649)	(59)	(798)	611	498	398	(466)
Net Loss	(1,221)	(1,555)	(974)	(1,909)	(374)	(510)	(897)	(1,586)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.01)

Significant items to report for the quarterly results are as follows:

Investment losses of $369,000, $724,000, $179,000 and $1,050,000 were recorded in the quarters ended 31 October 2008, 31 July 2008, 30 April 2008 and 31 January 2008, respectively. There were no investment losses recorded in the other quarters.

The net loss included stock based compensation expense for the quarters ended:

1.	31 October 2008 - $80,000
2.	31 July 2008 - $172,000
3.	30 April 2008 - $162,000
4.	31 January 2008 - $39,000
5.	31 October 2007 - $80,000
6.	31 July 2007 - $125,000
7.	30 April 2007 - $391,000
8.	31 January 2007 - $61,000

Financing Activities

On October 31, 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on September 30, 2011 (the "Debentures") are to be issued by the Company's wholly-owned Minnesota subsidiary, Poly Met Mining, Inc. (the “Issuer”), and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before September 30, 2009, and at Glencore’s option thereafter. The Debentures are secured by the assets of PolyMet and the Issuer.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between October 1, 2009 and September 30, 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between October 1, 2010 and September 30, 2011 would be at 102.5% of the outstanding principal.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

US$7.5 million of the Debentures were issued on 31 October 2008. US$17.5 million of the Debentures will be issued in three tranches subject to expenditures being in material compliance with budget and other customary conditions.

The final US$25 million of the Debentures are to be issued upon publication of the Final EIS in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions.

PolyMet has issued to Glencore warrants to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The warrants expire on September 30, 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

During the nine months ended 31 October 2008 the Company issued 262,800 shares (prior year period – 305,000) upon exercise of options for proceeds of $426,000 (prior year period -$200,000).

During the nine months ended 31 October 2007 the Company issued 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant (for accounting purposes, the value of the units was bifurcated between the common shares and the warrants). Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares was US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees of US$1.43 million, and 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and
  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Liquidity and Capital Resources

As at 31 October 2008 the Company had working capital of $1.327 million compared with $16.558 million at 31 January 2008 consisting primarily of cash of $5.485 million (31 January 2008 - $20.084 million), prepaids of $600,000 (31 January 2008 - $793,000), investments of $149,000 (31 January 2008 - $1,445,000), accounts payable and accrued liabilities of $3.631 million (31 January 2008 - $4.266 million), the current portion of the notes to Cliffs of $1.000 million (31 January 2008 - $1.401 million) and the current portion of asset retirement obligations of $338,000 (31 January 2008 - $265,000). The Company expects to pay the remaining balance of $10.447 million (31 January 2008 - $10.834 million) long term notes to Cliffs and the convertible debt principal balance of $7.5 million from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

As at 31 October 2008 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2009. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on 17 June 2008 of 3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. The Company also has outstanding firm commitments of $750,000.

As a result of the financing closed on October 31, 2008, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet Project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash from proceeds of project debt, other debt and equity financing.

Shareholder Rights Plan

The Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 17 June 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

(All figures in thousands of U.S. dollars)	Nine months	Nine months
	ended	ended
	31 October	31 October
	2008	2007
Consulting fees paid to David Dreisinger, a Director of the	42	46
Company
Consulting fees paid to James Swearingen, a Director of	-	45
the Company
Management fees paid to Group 4 Ventures, an affiliate	-	81
controlled by the Executive Chairman of the Company
Rent and charges paid to Baja Mining Corp., a company of	5	20
which the Executive Chairman was a director
	47	192

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the nine months ended 31 October 2008, the Company paid $42,000 (2007 - $46,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet Project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman and formally its President and Chief Executive Officer, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

During the nine months ended 31 October 2008, the Company paid $nil (2007 - $45,000) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of $5,000. Mr. Swearingen spent a significant amount of time in our Hoyt Lakes office reporting to both Mr. Murray and Mr. Warren Hudelson, our senior officer at that site, on a regular basis until Mr. Joe Scipioni joined the Company. He then reported to Mr. Scipioni, who at the time, was PolyMet’s General Manager and Chief Operating Officer.

The agreements with Dr. Dreisinger and Mr. Swearingen were entered into at a time when the Company’s current business plans were being formulated and were month to month and oral in nature. Each agreement was approved by Mr. William Murray. They were discussed with the Company’s board of directors who did not consider that formal approval and written contracts were necessary at that time. The Company believes that both of these contracts were at terms as least as good as could be obtained from third parties. The agreement with Mr. Swearingen was terminated effective January 1, 2008.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

During the nine months ended 31 October 2008, the Company paid $nil (2007 - $81,000) to Group 4 Ventures (“Group 4”) for the provision of consulting services of Mr. Murray, at a fixed monthly rate in accordance with a written contract. These amounts were in addition to the salary paid to Mr Murray during the nine months ended 31 October 2008 of $218,000 (2007 -$105,000). Effective 1 July 2007, Mr. Murray’s employment agreement was adjusted to include, as salary, the amounts formerly paid to Group 4 Ventures as consulting fees and the contract with Group 4 was terminated.

During the nine months ended 31 October 2008, the Company paid $5,000 (2007 - $20,000) to Baja Mining Corp. (“Baja”) primarily for rent and office costs, including health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 February, 2007, the Company occupied its own premises and ceased paying rent to Baja. Effective 1 September, 2008, the Company ceased paying the remaining costs to Baja.

The Company believes that the contracts with Group 4 and Baja were at terms that were fair to the parties involved.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

Subsequent Events

None.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Changes in Accounting Policies Including Initial Adoption

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2008:

a)

Section 3031 – Inventories. This section prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.

b)

Sections 3862 & 3863 – Financial Instruments – Disclosures and Presentation. These new standards replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing disclosure requirements and carrying forward unchanged the presentation requirements. Section 3862 requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities will be required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

The Section requires specific disclosures to be made, including the criteria for:

	(i)	Designating financial assets and liabilities as held for trading;

	(ii)	Designating financial assets as available for sale, and

	(iii)	Designating when impairment is recorded against the related financial asset or when an allowance account is used.

c)

Section 1535 – Capital Disclosures. Section 1535 requires entities to provide disclosure with respect to its objectives when managing capital, externally imposed capital requirements, how it manages capital and its investment policy.

d)	The adoption of Sections 1535, 3031, 3862 and 3863 did not have any impact on the opening equity and deficit of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding:

As at 10 December 2008, 137,303,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 10 December 2008:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	4,010,000	3.00	13 October 2009 (Note1)
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	175,000	0.32	09 March 2009
Stock options	150,000	0.60	28 April 2009
Stock options	825,000	0.52	05 July 2009
Stock options	50,000	0.63	18 October 2009
Stock options	235,000	0.52	30 March 2010
Stock options	350,000	0.68	1 May 2010
Stock options	40,000	0.75	15 June 2010
Stock options	1,690,000	1.08	19 September 2010
Stock options	200,000	0.95	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	200,000	0.91	5 December 2010
Stock options	3,100,000	2.19	20 March 2011
Stock options	325,000	2.36	19 June 2011
Stock options	300,000	3.04	1 September 2011
Stock options	75,000	2.79	22 September 2011
Common share warrants	6,250,000	(Note 2)	30 September 2011
Stock options	525,000	2.62	5 January 2012
Stock options	1,250,000	2.99	12 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Stock options	360,000	3.00	4 September 2012
Stock options	205,000	3.05	12 December 2012
Stock options	70,000	3.03	11 January 2013
Stock options	100,000	2.87	31 January 2013
Stock options	500,000	2.72	15 February 2013
Stock options	100,000	3.92	2 June 2013
Stock options	175,000	3.22	30 July 2013

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Note 1:

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

  4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Note 2:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Effective 25 May 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on 27 June 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 4,940,000 common shares are reserved for issuance as awards other than options.

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2008 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended 31 January 2008 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the period ended 31 October, 2008
US Funds

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the three months ended 31 October 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com , www.sec.gov, and at the Company’s website www.polymetmining.com.